FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2005

CLP Holdings Limited

(Registrant’s name in English)

147 Argyle Street

Kowloon, Hong Kong

(Address of Registrant’s principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant by furnishing this information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

Registrant hereby incorporates by reference in the report on Form 6-K the following Exhibit:

Exhibit

Announcement in respect of Appointment of Director issued 1 November 2005 and published in Hong Kong newspapers on 2 November 2005.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

For and on behalf of CLP HOLDINGS LIMITED

By:	/s/ April Chan
Name:	April Chan
Title:	Company Secretary

Date: 7 November 2005

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CLP Holdings Limited (incorporated in Hong Kong with limited liability) (Stock Code : 002)

CLP Holdings Announces Appointment of Director

CLP Holdings Limited (“CLP Holdings”) announces the appointment of Sir Roderick Ian Eddington to the Board of Directors of CLP Holdings.

Sir Rod Eddington, aged 55, was educated at the University of Western Australia and Oxford University (the 1974 Rhodes Scholar from Western Australia). He completed a D Phil in the Department of Engineering Science at Oxford University. Sir Rod Eddington is a Non-executive Director of News Corporation, John Swire & Sons Pty Limited and Rio Tinto Limited. He is also Chairman of the EU/HK Business Co-operation Committee of the Hong Kong Trade Development Council.

Sir Rod Eddington was the Chief Executive of British Airways Plc from 2000 until he retired on 30 September 2005. Prior to joining British Airways Plc, Sir Rod Eddington has served as a Director of News Limited, News Corporation’s principal subsidiary in Australia, from 1998 until 2000, as Chairman of Ansett Holdings Limited and as a Director of each of Ansett Australia Limited and Ansett Australia Holdings Limited from 1997 until 2000. Sir Rod Eddington has close connection with Hong Kong through his previous directorships with Cathay Pacific Airways Limited, Swire Pacific Limited and Hong Kong Aircraft Engineering Company Limited during the period from 1988 to 1996.

As at the date of this announcement, Sir Rod Eddington does not have any interest in CLP Holdings shares within the meaning of Part XV of the Securities and Futures Ordinance nor any relationships with any directors, senior management or substantial or controlling shareholders of CLP Holdings. Sir Rod Eddington does not hold any other position with CLP Holdings or any other member of the group of companies of which CLP Holdings forms part. He has met the independence guidelines set out in rule 3.13 of the Listing Rules.

As an independent non-executive director, Sir Rod Eddington will be entitled to receive Directors’ fees of HK$200,000 per annum together with the additional fees for any service on Committees of the Board, as set out in the Remuneration Report, which forms part of CLP Holdings’ Annual Report 2004 (page 109).

Sir Rod Eddington’s appointment will take effect on 1 January 2006. In accordance with CLP Holdings’ Articles of Association, Sir Rod Eddington will stand for election by shareholders at the 2006 Annual General Meeting.

Save as above, CLP Holdings considers there are no other matters that need to be brought to the attention of shareholders in relation to this appointment.

By Order of the Board
April Chan Yiu Wai Yee
Company Secretary

Hong Kong, 1 November 2005

Non-executive Directors:	The Hon. Sir Michael Kadoorie, Mr. W. E. Mocatta, Mr. J. S. Dickson Leach,
Mr. R. J. McAulay, Mr. J. A. H. Leigh, Mr. R. Bischof, Mr. I. D. Boyce
and Mr. P. C. Tan

Independent Non-executive Directors:	The Hon. Sir S. Y. Chung, Dr. William K. Fung, Mr. V. F. Moore,
Mr. Hansen C. H. Loh, Mr. Paul M. L. Kan and Professor Judy Tsui

Executive Directors:	Mr. Andrew Brandler, Mr. Peter P. W. Tse and Dr. Y. B. Lee